Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES TERMINATION OF AGREEMENT
February 8, 2010 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that, due to market conditions, the Company’s Board of Directors has determined to terminate the memorandum of agreement for the intended acquisition of a 2009 Capesize vessel as described in the Company’s prospectus dated January 28, 2010.
“The decision of the Board safeguards the long-term interests of our shareholders,” explained Dale Ploughman, Chief Executive Officer of the Company. “Our initial intention, as expressed in the prospectus, was to use the net proceeds of our recent offering for this purchase. The purchase price we agreed to pay for this vessel reflected the above-market charterhire that we expected to receive from the charter currently in place. However, after closely analyzing unforeseen very recent developments in the world economy, we believe that these developments, and in particular the announcement by the Chinese government to restrict Chinese banks’ lending activities, would likely adversely affect our ability to realize the full benefits from this purchase and subject us to prolonged and undue market and credit risk given the vessel’s high price. Therefore, the Board determined that it would be in the best interests of the Company and all of its shareholders to terminate the agreement for this vessel. Fortunately, we were able to do so prior to placing a deposit for the vessel.”
“We are committed to our stated goal of using the net proceeds of the offering, which are currently held in an interest-bearing bank account, to expand our fleet and we are focusing our resources on identifying vessel(s) with a view to maximizing benefits to the Company, as quickly as possible,” Mr. Ploughman added.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The Company’s initial fleet comprised two Panamax, two Supramax and two Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited (“BET”) which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of 1,043,296 dwt and an average age of 14 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com